 Franklin Hill Acquisition Corporation

Suite 12A 03-05, Level 12A

Plaza Permata, Jalan Kampar Off Jalan Tun Razak

50400 Kuala Lumpur, Malaysia

June 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Kathryn McHale

Re:	Franklin Hill Acquisition Corporation Registration Statement on Form S-1 File No. 333-215109 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. McHale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Franklin Hill Acquisition Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-215109), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on June 30th, 2017, or as soon as practicable thereafter.

The Registrant hereby authorizes Joshua Kushner, of The Kushner Law Offices, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jim Cassidy of Cassidy & Associates, at (202) 744-2929, or in his absence Joshua Kushner, of The Kushner Law Offices, at (818) 850-2749. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to The Kushner Law Offices, attention: Joshua Kushner, via e-mail at jkushner@thekushneroffices.com.

Best Regards,

FRANKLIN HILL ACQUISITION CORPORATION

/s/ Datin Khoo Lay Wah
Datin Khoo Lay Wah
Chief Executive Officer

cc: Jim Cassidy, Esq., Cassidy & Associates

Joshua Kushner, Esq., The Kushner Law Offices